Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

We refer to the listing document of KE Holdings Inc. (the “Company”) dated May 5, 2022 (the “Listing Document”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Listing Document. As disclosed in the Listing Document, the Company will (i) hold its first annual general meeting after its Listing in Hong Kong (the “AGM”) and lay the financial statements for the year ended December 31, 2021 at such AGM no later than November 30, 2022; and (ii) seek shareholders’ approval to incorporate the Unmet Articles Requirements into its Memorandum and Articles of Association at a general meeting to be convened within six months of the Listing. Please refer to “Waivers – Waiver in Relation to the Annual General Meeting” and “Waivers – Waiver in relation to the Articles of Association of the Company” of the Listing Document.

The board of directors of the Company (the “Board”) announces that the record date for the purpose of determining the eligibility of the holders of the Class A ordinary shares and the Class B ordinary shares of the Company, par value US$0.00002 each (the “Ordinary Shares”), to vote and attend the forthcoming AGM, a class meeting of the holders of Class A ordinary shares, and a class meeting of the holders of Class B ordinary shares, will be as of the close of business on Tuesday, July 12, 2022, Hong Kong time (the “Ordinary Share Record Date”). In order to be eligible to vote and attend the AGM, with respect to Ordinary Shares registered on the Company’s Hong Kong Share Registrar, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, July 12, 2022, Hong Kong time; and with respect to Ordinary Shares registered on the Company’s Principal Share Registrar in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Principal Share Registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, no later than 6:00 p.m. on Monday, July 11, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Ordinary Shares on the Ordinary Share Record Date will be entitled to vote and attend the AGM.

Holders of American depositary shares (the “ADSs”) issued by The Bank of New York Mellon as the depositary of the ADSs (the “Depositary”), as of the close of business on Tuesday, July 12, 2022, New York time (the “ADS Record Date,” together with the Ordinary Share Record Date, the “Record Date”), will be able to instruct the Depositary, being the holder of record of the Class A ordinary shares represented by the ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A ordinary shares represented by the ADSs in accordance with the instructions that it has properly received from the ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for Class A ordinary shares on Tuesday, July 12, 2022, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the Class A ordinary shares represented by such canceled ADSs as of the Ordinary Share Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including the date and location of the AGM and the class meetings will be set out in the notices of the AGM and class meetings to be issued and provided to holders of Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, June 24, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as executive Directors, Mr. Jeffrey Zhaohui Li as a non-executive Director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as independent non-executive Directors.

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